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                                                                    EXHIBIT 20.1



Cisco Completes Acquisitions of TransMedia Communications, StratumOne Communications and MaxComm Technologies
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SAN JOSE, Calif. -- September 22, 1999 -- Cisco Systems, Inc. today announced it has completed the acquisitions of TransMedia Communications, Inc. of San Jose, Calif.; StratumOne Communications, Inc. of Santa Clara, Calif.; and MaxComm Technologies, Inc. of Chelmsford, Mass.

On June 17, 1999 Cisco announced a definitive agreement to acquire TransMedia, a developer of industry-leading Media Gateway Technology that seamlessly unites the multiple networks (ATM, IP, PSTN) of public voice communications, providing a successful transition to New World networks. The transaction will be accounted for as a pooling of interest.

On June 29 1999 Cisco announced a definitive agreement to acquire privately-held StratumOne Communications, a leading developer of highly integrated, high-performance semiconductor technology. The transaction will be accounted for as a pooling of interests.

On August 18, 1999 Cisco announced a definitive agreement to acquire privately-held MaxComm Technologies, a provider of broadband Internet technology that brings data and multiple voice lines to consumers. In connection with the acquisition, Cisco Systems expects a one-time charge against after-tax earnings of up to $.02 per share for purchased in- process research and development expenses in the first quarter of fiscal 2000.

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